# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**24 February 2011**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Momenta Pharmaceuticals, Inc.**

**File No. 0-50797 -- CF# 26166**

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Momenta Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 23, 2010.

Based on representations by Momenta Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1        through November 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy S. Levenberg
Special Counsel